UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Tim Score appointed to Pearson board

Pearson, the world's leading learning company, today announces the appointment of Tim Score as an independent non-executive director, effective from 1st January 2015.

Tim is Chief Financial Officer of ARM Holdings, the world's leading semiconductor IP company - a position he has held for 12 years and from which he will be stepping down by Spring 2015. He is an experienced non-executive director and sits on the board of British Land. He served on the board of National Express from 2005 - 2014, including time as Senior Independent Director and Interim Chairman.

Pearson chairman Glen Moreno said:

"Tim brings significant financial skills, experience in the evolving global technology landscape and many years of engagement both with mature economies and emerging markets.

"His experience will serve us well as we continue to strengthen Pearson's board skills to align with our global education strategy."

Notes to editors

1. Pearson's full board of directors is listed at:
http://www.pearson.com/about-us/board-of-directors.html.

2. Before joining ARM, Tim held senior finance roles at Rebus Group, William Baird, LucasVarity and BTR. He began his career at Arthur Andersen after graduating from the University of Oxford.

3. For more information please contact Pippa Vaux or Brendan O'Grady on 020 7010 2310.

Date: 16 October 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary